UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No fee required)
For the transition period from                      to
Commission File Number: 000-22125
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
DIAMOND 401(K) PLAN
(FORMERLY KNOWN AS DIAMONDCLUSTER
INTERNATIONAL, INC. 401(K) PLAN)
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Diamond Management & Technology Consultants, Inc.
875 North Michigan Avenue, Suite 3000
Chicago, Illinois 60611

DIAMOND 401(k) PLAN
(formerly known as DiamondCluster International, Inc. 401(k) Plan)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Plan Administrative Committee
Diamond 401(k) Plan (formerly known as DiamondCluster International, Inc. 401(k) Plan)
Chicago, Illinois
We have audited the accompanying statements of net assets available for benefits of the Diamond 401(k) Plan (formerly known as DiamondCluster International, Inc. 401(k) Plan) (the “Plan”), as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.
/s/ Crowe Chizek and Company LLC
Oak Brook, Illinois
June 21, 2007

DIAMOND 401(k) PLAN
(formerly known as DiamondCluster International, Inc. 401(k) Plan)
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005

Assets:
Investments, at fair value (Note 3)	$41,399,869	$33,190,273

Receivables:
Participant contributions	—	96,684
Employer match contributions	594,662	517,707
Dividends and interest	7,544	6,413

	602,206	620,804

Net assets available for benefits	$42,002,075	$33,811,077

See accompanying notes to financial statements.

DIAMOND 401(k) PLAN
(formerly known as DiamondCluster International, Inc. 401(k) Plan)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments (Note 3)	$3,374,100
Interest income	216,761
Dividend income	1,641,017
Interest on participant loans	6,939

Total investment income	5,238,817

Contributions:
Participants	5,021,014
Employer	594,662
Rollovers from participants	1,119,929

Total contributions	6,735,605

Total additions	11,974,422

Deductions from net assets attributed to:
Distributions to participants	3,771,666
Trustee/recordkeeper fees	11,758

Total deductions	3,783,424

Increase in net asset available for benefits	8,190,998

Net assets available for benefits:
Beginning of year	33,811,077

End of year	$42,002,075

See accompanying notes to financial statements.

DIAMOND 401(k) PLAN
(formerly known as the DiamondCluster International, Inc. 401(k) Plan)
NOTES TO FINANCIAL STATEMENTS
(1) Description of Plan
Effective August 1, 2006, the DiamondCluster International, Inc. 401(k) Plan became known as the Diamond 401(k) Plan (the “Plan”). The following brief description of the Diamond 401(k) Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information. The Plan was amended in its entirety and restated effective January 1, 2002.
     (a)   General
The Plan is a voluntary defined contribution plan for all eligible employees of Diamond Management & Technology Consultants, Inc., formerly DiamondCluster International, Inc., and its affiliated employer, Diamond Management & Technology Consultants NA, Inc. (together the “Company” or “Diamond”), who meet the minimum age requirement specified in the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
     (b)   Contributions
During the 2006 Plan year, participants could contribute the lesser of $15,000, subject to the limitations set forth in the Internal Revenue Code, or 80% of pretax annual compensation. During 2006, participants over 50 years old could make additional “catch-up” contributions up to the amount of $5,000. Participants may also contribute amounts representing distributions from other qualified defined-benefit or contribution plans (“rollovers”). Participants may direct their contributions in any one or any combination of the Plan’s various investment funds. Participants may also direct a percentage of their contributions into Personal Choice Retirement Accounts (“PCRA”s), which are self-directed brokerage accounts. Participants have the option to direct a percentage of their contributions into Company common stock through the PCRA.
As a result of a plan amendment, beginning September 15, 2004, all eligible employees below the level of vice president may receive matching contributions from the Company after attaining the age of 18 when the Company, in its discretion, determines to make matching contributions. The amount of the matching contribution is determined annually based on the Company’s performance. The matching contribution is immediately vested. The formula for the match for the 2006 Plan year was 50% of the first 3% of compensation deferred. Company contributions are participant directed.
Effective January 1, 2007, the Plan was amended to allow for Roth 401(k) elective deferrals.
     (c)   Participant Accounts
Each participant’s account (“Plan account”) is credited with the participant’s salary reduction contribution, and allocations of (a) the Company’s matching contributions and (b) account earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
     (d)   Vesting
Participants are immediately vested in their voluntary and matching contributions plus actual earnings thereon.
     (e)   Distributions
On termination of service due to death, disability, retirement, or other separation of service with a vested account balance in excess of $5,000, a participant or beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a specified period of time not exceeding the life expectancy of the participant or the joint life and last survivor expectancy of the participant and a designated beneficiary. If the vested account balance is less than $5,000, the participant or beneficiary may elect to receive a lump-sum distribution or rollover the balance to another retirement plan.

DIAMOND 401(k) PLAN
(formerly known as the DiamondCluster International, Inc. 401(k) Plan)
NOTES TO FINANCIAL STATEMENTS — (Continued)
In-service distributions are allowed for certain cases of financial hardship or upon the participant’s attainment of age 59 1/2.
     (f)   Administrative Expenses
Certain administrative expenses were paid directly by the Company. It is not the intention of the Company to obtain reimbursement from the Plan for these payments.
     (g)   Participant Loans
Participants are permitted to obtain loans from their Plan accounts while employed by the Company. Participants may borrow a minimum of $1,000 to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer from the investment fund to the participant notes fund. Loan terms range from one to five years and up to 15 years for the purchase of a primary residence. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates as determined quarterly by the Plan administrator. Interest rates on loans outstanding at December 31, 2006 range from 5.00% to 9.25%. Principal and interest are paid ratably through semi-monthly payroll deductions, and repayments are reinvested into the participant’s account according to the current investment election.
(2) Summary of Significant Accounting Policies
     (a)   Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
     (b)   Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
     (c)   Risks and Uncertainties
The Plan provides for investments in common stock, mutual funds, bonds, and money market funds that, in general, are exposed to various risks, including interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant accounts.
     (d)   Investment Valuation and Income Recognition
The assets of the Plan are held by the Plan’s trustee. The Plan’s investments in mutual funds and common stock are recorded at fair value based on quoted market prices. The fair value of common collective trusts are determined by the Plan’s trustee. The fair value of the unit investment trusts are based on the fair value of the underlying assets held in the trust. These trusts invest in mutual funds and common stocks and other investments. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Participant loans and money market funds are valued at cost, which approximates fair value. Interest and dividend income on investments is recognized as earned.

DIAMOND 401(k) PLAN
(formerly known as the DiamondCluster International, Inc. 401(k) Plan)
NOTES TO FINANCIAL STATEMENTS — (Continued)
The Plan’s investment activities as presented in the statement of changes in net assets available for benefits include the net appreciation/depreciation in fair value of investments, which consists of the realized gains or losses on investment sales, and the unrealized appreciation or depreciation on investments held at year end.
     (e) Distributions
Distributions are recorded when paid.
(3) Investments
The fair value of individual investments which represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2006 and 2005 are as follows:

	December 31,
Description	2006	2005
Baron Asset Fund	$4,777,618	$4,600,083
JP Morgan Small Cap Equity Sel Fund	2,466,147	**
Schwab 1000 Index Inv	7,363,416	6,430,581
Schwab Retirement Money Fund	4,315,875	4,139,927
William Blair International Growth Fund	4,946,814	2,939,090

**	Did not meet the 5% threshold
The amounts reflected in the table above include shares of the Schwab Retirement Money Fund and William Blair International Growth Fund held in Personal Choice Retirement Accounts as of December 31, 2006 and 2005.
During 2006, the net appreciation on the Plan’s investments, including realized and unrealized gains and losses, was as follows:

Description	2006
Mutual Funds	$2,251,088
Common Stock	791,625
Common Collective Trusts	231,336
Unit Investment Trusts	53,695
Other Investments	46,356

$3,374,100

(4) Party-in-Interest Transactions
Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan allows participants to invest their account balances in shares of certain mutual funds and a money market fund managed by The Charles Schwab Corporation. Charles Schwab Trust Company is the trustee as defined by the Plan and Schwab Retirement Plan Services, Inc. serves as the Plan’s recordkeeper and, therefore, these transactions qualify as party-in-interest transactions. The value of these investments at December 31, 2006 and 2005 was $13,823,920 and $11,813,125, respectively. Fees paid by the Plan to the trustee/recordkeeper totaled $11,758 for the year ended December 31, 2006.

DIAMOND 401(k) PLAN
(formerly known as the DiamondCluster International, Inc. 401(k) Plan)
NOTES TO FINANCIAL STATEMENTS — (Continued)
The Plan also allows participants to invest their account balances in shares of Diamond common stock through PCRA’s. The number of shares of Diamond common stock held by the Plan at December 31, 2006 and 2005 was 82,458 shares and 106,472 shares, respectively. The fair value of these shares at December 31, 2006 and 2005 was $1,025,783 and $845,388, respectively. During 2006, the Diamond common stock held by the Plan appreciated $399,261. An initial annual cash dividend of thirty cents per share on common stock outstanding was paid during the year ended December 31, 2006. During 2006, the Plan earned $24,666 of dividends on Diamond common stock. These transactions also qualify as party-in-interest transactions.
The Plan also allows participants to take loans from their accounts in the Plan. These investments also qualify as party-in-interest and totaled $159,189 and $100,910 at December 31, 2006 and 2005, respectively.
(5) Tax Status
The Plan obtained its latest determination letter on May 1, 2003, in which the Internal Revenue Service informed the Company that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The Plan has been amended since receipt of the determination letter, however, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
(6) Plan Termination
While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions set forth in ERISA.

DIAMOND 401(k) PLAN
(formerly known as the DiamondCluster International, Inc. 401(k) Plan)
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006
Name of Plan Sponsor: Diamond Management & Technology Consultants, Inc.
Employer Identification Number: 36-4069408
Plan Number: 001

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	(e)
(a)	or Similar Party	Par or Maturity Value	Cost(1)	Current Value

		Domestic equity funds:
	Barclays Global Investors	Barclays GL Inv Lifepath 2010		$157,770
	Barclays Global Investors	Barclays GL Inv Lifepath 2020		159,419
	Barclays Global Investors	Barclays GL Inv Lifepath 2030		829,758
	Barclays Global Investors	Barclays GL Inv Lifepath 2040		641,758
	Baron Funds	Baron Asset Fund		4,777,618
	FMI Funds	FMI Common Stock Fund		1,366,063
	Heritage Funds	Heritage Capital Appreciation Fund		1,628,299
	JP Morgan	JP Morgan Small Cap Equity Sel Fund		2,466,147
*	Schwab	Schwab 1000 Index Inv		7,363,416
	Van Kampen	Van Kampen Equity Income CI A Fund		1,430,666

		Total domestic equity funds		20,820,914

		International equity funds:
	William Blair	William Blair Int’l Growth Fund		4,916,894

		Money market funds:
*	Schwab	Retirement Money Fund		3,009,750

		Fixed income funds:
	WF Advantage	WF Advantage Government Securities		1,862,616

		Common/Collective Trusts:
*	Schwab	Schwab Instl Large Cap CL 1		1,789,386

		Common Stock:
*	Diamond	Diamond Management & Technology Consultants, Inc.		1,025,783

		Self-directed brokerage accounts:
	Various	Personal Choice Retirement Accounts (PCRA)		7,791,493

		Other investments:
	Alliance Capital Mgmt	Alliance Bernstein Holding		23,844

*	Plan participants	Participant loans (interest ranging from 5.00% to
		9.25% and maturities ranging from 2007 to 2021)		159,189

				$41,399,869

*	Represents a party-in-interest.

(1)	Participant-directed investments; cost is not required to be reported.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Diamond 401(k) Plan (Registrant)
Date: June 21, 2007	/s/ William R. McClayton
	Name:	William R. McClayton
Its: Chief Administrative Officer of the Plan Administrator

DIAMOND 401(k) Plan
(formerly known as DiamondCluster International, Inc. 401(k) Plan)
Exhibit Index

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm